Brown & Brown, Inc.
220 South Ridgewood Avenue (32114)
P.O. Box 2412 - Daytona Beach, FL 32115
386/252-9601 - FAX 386/239-5729





October 5, 2012


VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attention: Jim B. Rosenberg, Senior Assistant Chief Accountant

Re:   Brown & Brown, Inc.
      Form 10-K for the Fiscal Year Ended December 31, 2011
      Filed February 29, 2012
      Form 10-Q for the Quarterly Period Ended June 30, 2012
      Filed August 6, 2012
      File No. 001-13619

Dear Mr. Rosenberg:

On behalf of Brown & Brown, Inc. (the "Company"), I am writing in response to the Staff's letter dated September 21, 2012 (the "Comment Letter") to confirm that the Company currently expects to provide its substantive response to the Comment Letter no later than October 19, 2012. Please let me know if you have any questions concerning the foregoing.

Respectfully submitted,

BROWN & BROWN, INC.


      /s/ Cory T. Walker
By: _____________________
Cory T. Walker
Senior Vice President, Treasurer and Chief Financial Officer






cc:  Laurel L. Grammig, Vice President,
      Secretary and Chief Corporate
      Counsel, Brown & Brown, Inc.
     Chester E. Bacheller, Esq., Holland & Knight LLP